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                                                                   EXHIBIT 99(b)

Items Incorporated by Reference from the REMA Second Quarter 10-Q:

2.   DERIVATIVE FINANCIAL INSTRUMENTS

     Effective January 1, 2001, REMA adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging (a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), (b) the exposure to variability in expected future cash flows (Cash Flow Hedge) or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001, resulted in no cumulative after-tax change in net income and a cumulative after-tax increase in accumulated other comprehensive loss of $73.7 million. The adoption also increased current assets, noncurrent assets, current liabilities and noncurrent liabilities by $85.1 million, $9.0 million, $155.2 million and $12.6 million, respectively, in REMA's Consolidated Balance Sheet. During the three months ended March 31, 2001, $17 million of the initial after-tax transition adjustment recognized in other comprehensive loss was reclassified to net income.

     The application of SFAS No. 133 is still evolving and further guidance from the Financial Accounting Standards Board (FASB) is expected. The FASB released tentative guidance in April 2001 on three issues that impact our industry. The FASB concluded in its tentative guidance that contracts subject to "bookouts," a scheduling convenience used when two utilities have offsetting transactions, cannot qualify for the normal purchases and sales exception. The FASB also released tentative guidance that will prohibit option contracts on electricity to qualify for the normal purchases and normal sales exception. Lastly, the FASB issued tentative guidance that forward contracts containing optionality features which modify the quantity delivered cannot qualify for the normal purchases and sales exception. The tentative guidance issued by the FASB is subject to a comment period which ends on June 1, 2001. If the tentative guidance is unchanged, REMA is required to adopt this guidance as of July 1, 2001. REMA is in the process of determining the effect of adoption.

     REMA is exposed to various market risks. These risks are inherent in REMA's financial statements and arise from transactions entered into in the normal course of business. REMA utilizes derivative financial instruments to mitigate the impact of changes in electricity and fuel prices on its operating results and cash flows.

Cash Flow Hedges

     To reduce the risk from market fluctuations in revenues and the resulting cash flows derived from the sale of electric power, REMA enters into futures transactions, forward contracts, swaps and options (Energy Derivatives) in order to hedge sales of electric power and purchases of natural gas and other commodities used to generate electric power. The Energy Derivative portfolios are managed to complement the physical transaction portfolio, reducing overall risks within management-prescribed limits.

     REMA applies hedge accounting for its derivative financial instruments utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. This correlation, a measure of hedge effectiveness, is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied. During the three months ended March 31, 2001, the amount of hedge ineffectiveness recognized in earnings from derivatives that are designated and qualify as cash flow hedges was immaterial. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, REMA realizes in net income the deferred gains and losses recognized in accumulated other comprehensive loss. During the three months ended March 31, 2001, there were no deferred gains or losses recognized in earnings as a result of the discontinuance of cash flow hedges because it was no longer probable that the forecasted transaction would occur. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive loss is reclassified to net income and included in REMA's Statements of Consolidated Operations under the captions (a) revenues, in the case of electric power sales transactions and (b) fuel expenses, in the case of natural gas and other commodity transactions. Cash flows resulting from these transactions in Energy Derivatives are included in REMA's Statements of Consolidated Cash Flows in the same category as the item being hedged. As of March 31, 2001, current non-trading-derivative assets and current non-trading-derivative liabilities and corresponding amounts in accumulated other comprehensive loss are expected to be recognized into net income during the next twelve months.

     The maximum length of time REMA is hedging its exposure to the variability in future cash flows for forecasted transactions is five years.